                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 Schedule 13D/A


                                AMENDMENT NO. 2


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                           Hugoton Energy Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Stock without  par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    444-613
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Thomas R. Denison, Esq.
                          GIBSON, DUNN & CRUTCHER LLP
                       1801 California Street, Suite 4100
                            Denver, Colorado  80202
                                 (303) 298-5700
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               February 26, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following box: / /

Check the following box if a fee is being paid with the statement:  /  /

CUSIP No. 444-613            SCHEDULE 13D/A



1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      First Reserve Secured Energy Assets Fund, Limited Partnership
      I.R.S. Identification No. 06-1232433

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                               (A)  / /
                                                                                                      (B)  /X/

3     SEC USE ONLY



4     SOURCE OF FUNDS*
      00

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)         /  /



6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

                     7     SOLE VOTING POWER
    NUMBER OF              0
     SHARES          8     SHARED VOTING POWER
  BENEFICIALLY             1,833,956
    OWNED BY
      EACH           9     SOLE DISPOSITIVE POWER
    REPORTING              0
     PERSON          10    SHARED DISPOSITIVE POWER
      WITH                 1,833,956

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,833,956

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*               /  /


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             9.3%

14    TYPE OF REPORTING PERSON*
             PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 444-613            SCHEDULE 13D/A


   1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        First Reserve Fund V, Limited Partnership.
        I.R.S. Identification No.:  06-1295657

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (A)  / /
                                                                                                                   (B)  /X/


   3    SEC USE ONLY



   4    SOURCE OF FUNDS*
        00

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                     /  /


   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

                        7     SOLE VOTING POWER
      NUMBER OF               0
        SHARES          8     SHARED VOTING POWER
    BENEFICIALLY              2,138,802
         EACH           9     SOLE DISPOSITIVE POWER
      REPORTING               0
        PERSON          10    SHARED DISPOSITIVE POWER
         WITH                 2,138,802

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               2,138,802

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                  /  /


  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               10.9%

  14    TYPE OF REPORTING PERSON*
               PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 444-613            SCHEDULE 13D/A


   1    NAME OF REPORTING PERSON
        First Reserve Corporation
        I.R.S. No.: 06-1210123

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (A)  / /
                                                                                                                  (B)  /X/


   3    SEC USE ONLY



   4    SOURCE OF FUNDS*
        00

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       /  /


   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

                        7     SOLE VOTING POWER
      NUMBER OF               0
        SHARES          8     SHARED VOTING POWER
    BENEFICIALLY              4,768,441
         EACH           9     SOLE DISPOSITIVE POWER
      REPORTING               0
        PERSON          10    SHARED DISPOSITIVE POWER
         WITH                 4,768,441

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               4,768,441
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                       /  /


  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               24.2%

  14    TYPE OF REPORTING PERSON*
               CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.    SECURITY AND ISSUER


           This Amendment No. 2 to Schedule 13D (this "Amendment No. 1") relates to shares of the common stock, no par value ("Common Stock"), of Hugoton Energy Corporation, a Kansas corporation (the "Company") and amends the Amendment No. 1 to Schedule 13D, filed on January 28, 1997 relating to a sale of securities on January 14, 1997 ("Amendment No. 1"). Amendment No. 1 amended the filing of the reporting person relating to transactions occurring on September 7, 1995 (the 1995 Filing"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the 1995 Filing.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS


           Item 6 is hereby amended by adding the following new subparagraph
6.d.


           On February 21, 1997, the Company filed a Registration Statement on Form S-2 (Registration No. 333-22189) (the "Registration Statement," incorporated by reference as Exhibit I) which provides for the registration for sale of the shares of Common Stock listed below and gives rise to this Amendment No. 2. The Reporting Persons anticipate entering into a contract for the underwritten sale of such shares on terms to be described in the Registration Statement and amendments thereto.

                                                 NUMBER OF SHARES BENEFICIALLY OWNED
                                                   SUBJECT TO SALE PURSUANT TO THE
               REPORTING PARTY 1/                      REGISTRATION STATEMENT/2
        ----------------------------------------------------------------------------
        FRSEA                                                 1,233,956
        Fund V                                                  619,764
        First Reserve Corporation  3/                         2,357,200

1/ The Reporting Parties are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Parties that a group exists or that First Reserve Corporation beneficially owns any of the shares of Company Common Stock owned by the partnerships which it manages.

2/ As described in the Registration Statement, the Reporting Parties, other than Mr. Linker who is not selling shares pursuant to the Registration Statement, also may sell additional shares, not in excess of approximately 450,000 shares of Common Stock, pursuant to an overallotment option in favor of the underwriters listed in the Registration Statement.

3/ First Reserve Corporation is the managing general partner of FRSEA, Fund V, and other entities, which collectively propose to sell 2,357,200 shares of Company Common Stock as of the filing of this Amendment No. 2.


ITEM 7.    EXHIBITS


Exhibit A  Agreement Concerning Filing of Schedule 13D.

Exhibit I  Registration Statement for the Company (File No. 333-22189).

                                   EXHIBIT A

                 Agreement Concerning Filing of Schedule 13D/A

         First Reserve Secured Energy Assets Fund, Limited Partnership, a Delaware limited partnership ("FRSEA"), First Reserve Fund V, Limited Partnership, a Delaware limited partnership ("Fund V"), and First Reserve Corporation, a Delaware corporation ("First Reserve"), pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, hereby agree to the joint filing with the other Reporting Parties on behalf of each of them of a statement on Schedule 13D with respect to a Common Stock, without par value, of Hugoton Energy Corporation and that this agreement be included as an exhibit to such joint filing.

         FRSEA, Fund V and First Reserve separately acknowledge that they are each responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning them contained therein. No party to this Agreement is responsible for the completeness or accuracy of the information concerning the other parties, unless such party knows or has reason to believe that such information is inaccurate.


         This agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.


         Dated as of the 28th day of February, 1997.

                            First Reserve Secured Energy Assets Fund,
                            Limited Partnership, a Delaware limited partnership

                            By: First Reserve Corporation, a Delaware corporation, as managing general partner

                                          /s/ Elizabeth Foley
                            ----------------------------------------------------
                            Name:   Elizabeth Foley
                            Title:  Managing Director


                            First Reserve Fund V, Limited Partnership, a Delaware limited partnership

                            By: First Reserve Corporation, as managing general partner

                                         /s/ Elizabeth Foley
                            -------------------------------------------
                            Name:   Elizabeth Foley
                            Title:  Managing Director


                            First Reserve Corporation, a Delaware corporation

                                         /s/ Elizabeth Foley
                            -------------------------------------------------
                            Name:   Elizabeth Foley
                            Title:  Managing Director

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the statement of Schedule 13D is true, complete and correct.



Dated:  February 28, 1997

                            First Reserve Secured Energy Assets Fund,
                            Limited Partnership, a Delaware limited partnership

                            By: First Reserve Corporation, a Delaware corporation, as managing general partner


                                         /s/ Elizabeth Foley
                            ---------------------------------------------------
                            Name:   Elizabeth Foley
                            Title:  Managing Director

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the statement of Schedule 13D is true, complete and correct.



Dated:  February 28, 1997

                            First Reserve Fund V, Limited Partnership, a Delaware limited partnership


                            By: First Reserve Corporation, as managing general partner

                                         /s/ Elizabeth Foley
                            ----------------------------------------------
                            Name:   Elizabeth Foley
                            Title:  Managing Director

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the statement of Schedule 13D is true, complete and correct.



Dated:  February 28, 1997

                            First Reserve Corporation

                                          /s/ Elizabeth Foley
                            ---------------------------------------------------
                            Name:   Elizabeth Foley
                            Title:  Managing Director